UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       AMENDMENT NUMBER 1 TO SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              R F Industries, Ltd.
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   749552 10 5
             ------------------------------------------------------
                                 (CUSIP Number)
             ------------------------------------------------------


                                   Howard Hill
                              R F Industries, Ltd.
                          7610 Miramar Road, Bldg. 6000
                           San Diego, California 92126
                                 (858) 549-6340
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 749552 10 5
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1        Name of Reporting Person: Howard F. Hill
         I.R.S. Identification No. of Above Persons (entities only):

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2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |_|

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3        SEC USE ONLY

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4        Source of Funds (See Instructions)
         N/A

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5        Check if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Items 2(d) or 2(e)

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6        Citizenship or Place of Organization
         United States of America

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                           7         Sole Voting Power
                                     346,000

                           -----------------------------------------------------
    Number of              8        Shared Voting Power
    Shares
    Beneficially           -----------------------------------------------------
   Owned by Each           9        Sole Dispositive Power
    Reporting                       346,000
   Person with
                           -----------------------------------------------------
                           10       Shared Dispositive Power

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11       Aggregate Amount Beneficially Owned by Each Reporting Person
         346,000

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12       Check Box if the Aggregate Amount in Row (11) Excludes             |_|
         Certain Shares (See Instructions)

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13       Percent of Class Represented by Amount in Row (11)
         10.2%

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14       Type of Reporting Person (See Instructions)
         IN

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


AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1, dated February 14, 2006, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on February 5, 2004 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of R F Industries, LTD., a Nevada corporation. Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      On January 14, 2005, Mr. Hill sold 20,000 shares in an open market sale. On September 30, 2005 the Registrant repurchased from Mr. Hill outstanding, currently exercisable stock options to purchase 100,000 shares of the Registrant's stock for an aggregate price of $551,000. As a result, the number of shares beneficially owned by Mr. Hill decreased to 346,000 shares (10.2% of the Registrant's Common Stock). All shares beneficially owned by Mr. Hill are shares issuable upon the exercise of options that are either currently exercisable or will become exercisable within the next sixty days. The options are held in the name of the Howard F. and Patricia A. Hill Family Trust. Mr. Hill has the sole power to dispose or to direct the disposition of those options, and, should he exercise those options and receive shares, the sole power to vote or direct the vote of those shares.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006



                                                     /s/ Howard F. Hill
                                                  ------------------------
                                                     Howard F. Hill











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